MANAGEMENT’S DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2014

Date of Report: March 5, 2015

INTRODUCTION

The Company was incorporated under the law of Ontario, Canada, on March 29, 1968 under the name "Dejour Mines Limited". By articles of amendment dated October 30, 2001, the issued common shares were consolidated on the basis of one (1) new share for every fifteen (15) old shares and the name of the company was changed to Dejour Enterprises Ltd. On June 6, 2003, the shareholders approved a resolution to complete a one new share for three old share consolidation, which became effective on October 1, 2003. In 2005, the Company was continued into the province of British Columbia under the Business Corporations Act (British Columbia). On March 9, 2011, the Company changed its name from Dejour Enterprises Ltd. to Dejour Energy Inc.

The head office of Dejour is located at 598 – 999 Canada Place, Vancouver, British Columbia, V6C 3E1, and its registered and records office is located at 25th Floor, 700 West Georgia Street, Vancouver, British Columbia, V7Y 1B3. The common shares of Dejour are listed for trading on the Toronto Stock Exchange (“TSX”), on the New York Stock Exchange (“NYSE”) under the symbol “DEJ”. The Company ceased to trade on the TSX Venture Exchange (“TSX-V”) and graduated to the TSX effective November 20, 2008.

The following management’s discussion and analysis (“MD&A”) is dated March 5, 2015 and should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto for the years ended December 31, 2014 and 2013.

Additional information relating to Dejour can be found on SEDAR at www.sedar.com.

FORWARD-LOOKING STATEMENTS

This document contains expectations, beliefs, plans, goals, objectives, assumptions, information, and statements about future events, conditions, results of operations or performance that constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) under applicable securities laws. Undue reliance should not be placed on forward-looking statements. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated by the Company and described in the forward-looking statements. We caution that the foregoing list of risks and uncertainties is not exhaustive. Events or circumstances could cause actual dates to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. The forward-looking statements contained in this document are made as of the date hereof and the Company does not intend, and does not assume any obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise unless expressly required by applicable securities laws.

The information set out herein with respect to forecasted 2015 results is “financial outlook” within the meaning of applicable securities laws. The purpose of this financial outlook is to provide readers with disclosure regarding Dejour’s reasonable expectations as to the anticipated results of its proposed business activities for 2015. Readers are cautioned that this financial outlook may not be appropriate for other purposes.

TSX:DEJ;NYSEMKT:DEJ	2	www.dejour.com

NON-GAAP AND IFRS MEASURES

This document contains certain financial measures, as described below, which do not have standardized meanings prescribed by International Reporting Standards (“IFRS”). As these measures are commonly used in the oil and gas industry, the Company believes that their inclusion is useful to investors. The reader is cautioned that these amounts may not be directly comparable to measures for other companies where similar terminology is used. “Operating netback” is calculated by deducting royalties and operating and transportation expenses from gross oil and gas revenues. “Cash Flows from operations” is calculated by adding back settlement of decommissioning liabilities and change in operating working capital to cash flows from operating activities. Operating netback and cash flows from operations are used by Dejour as key measures of performance and are not intended to represent operating profits nor should they be viewed as an alternative to income or loss or other measures of financial performance, cash flows from operating activities calculated in accordance with IFRS.

The following table reconciles cash flows from operating activities to cash flows from operations:

	Three months ended December 31		Year ended December 31
(CA$ thousands)	2014	2013	2014	2013
	$	$	$	$
Cash flows from (used in) operating activities	(127)	388	(581)	962
Change in operating working capital	(578)	(387)	481	(440)
Cash flows from (used in) operations	(705)	1	(100)	522

OTHER MEASUREMENTS

All dollar amounts are referenced in Canadian dollars, except when noted otherwise. Some numbers in this MD&A have been rounded to the nearest thousand for discussion purposes. Where amounts are expressed on a barrel of oil equivalent (“BOE”) basis, natural gas volumes have been converted to oil equivalence at six thousand cubic feet per barrel. The term BOE may be misleading, particularly if used in isolation. A BOE conversion ratio six thousand cubic feet per barrel is based on an energy equivalency conversion method primarily applicable at a burner tip and does not represent a value equivalency at the wellhead. Natural gas liquids (“NGL’s”) in this discussion include condensate, propane, butane, and ethane.

TSX:DEJ;NYSEMKT:DEJ	3	www.dejour.com

CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

The Company makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and assumptions are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual experience may differ from these estimates and assumptions.

The effect of a change in an accounting estimate is recognized prospectively by including it in profit or loss in the period of the change, if the change affects that period only; or in the period of the change and future periods, if the change affects both.

Information about critical assumptions in applying accounting policies that have the most significant risk of causing material adjustment to the carrying amounts of assets and liabilities recognized in the consolidated annual financial statements within the next financial year are discussed below:

Decommissioning liability

Decommissioning liabilities have been recognized based on the Company’s internal estimates. Assumptions, based on the current economic environment, have been made which management believes are a reasonable basis upon which to estimate the future liability. These estimates take into account any material changes to the assumptions that occur when reviewed regularly by management. Estimates are reviewed at least annually and are based on current regulatory requirements. Significant changes in estimates of contamination and restoration techniques will result in changes to provisions from period to period. Actual decommissioning costs will ultimately depend on future market prices for the decommissioning costs which will reflect the market conditions at the time the decommissioning costs are actually incurred. The final cost of the currently recognized decommissioning provisions may be higher or lower than currently provided for.

Exploration and evaluation expenditure

The application of the Company’s accounting policy for exploration and evaluation expenditure requires judgment in determining whether it is likely that future economic benefits will flow to the Company, which is based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. If, after the expenditure is capitalized, information becomes available suggesting that the recovery of the expenditure is unlikely, the amount capitalized is written off in profit or loss in the period the new information becomes available.

TSX:DEJ;NYSEMKT:DEJ	4	www.dejour.com

Share-based payment transactions

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield.

Financial contract liability

The application of the Company’s accounting policy for financial liabilities requires the Company to adjust the carrying amounts of the financial liabilities in the event it revises its payments or receipts to reflect actual and revised estimated cash flows. The Company’s financial contract liability was originally recognized at fair value using the effective interest method which ensures that any interest expense over the period of repayment is at a constant rate on the balance of the liability carried in the balance sheet. Effective June 30, 2014, the Company’s financial contract liability was reduced by the residual reserve value of its working interest in the wellbores at September 30, 2016.

At December 31, 2014, the financial contract liability was adjusted to reflect the present value of the amount outstanding at September 30, 2016, net of the present value of the residual reserves of its working interest in the wellbores.

Impairment

The recoverable amounts of CGUs and individual assets have been determined based on the higher of fair value less costs to sell or value-in-use. In determining the recoverable amount, the key assumptions the Company uses in estimating future cash flows for recoverable amounts are anticipated future commodity prices, expected production volumes, future operating and development costs, and discount rate. Changes to these assumptions will affect the recoverable amounts of CGUs and individual assets and may then require a material adjustment to their related carrying value. At December 31, 2014, the Company has two CGUs in Canada (Drake/Woodrush and Saddle Hills) and one CGU in the United States (Kokopelli).

Financial instrument

When estimating the fair value of financial instruments, the Company uses valuation methodologies that utilize observable market data where available. In addition to market information, the Company incorporates transaction specific details that market participants would utilize in a fair value measurement, including the impact of non-performance risk.

TSX:DEJ;NYSEMKT:DEJ	5	www.dejour.com

Reserves

The estimate of reserves is used in forecasting the recoverability and economic viability of the Company’s oil and gas properties, and in the depletion and impairment calculations. The process of estimating reserves is complex and requires significant interpretation and judgment. It is affected by economic conditions, production, operating and development activities, and is performed using available geological, geophysical, engineering, and economic data. Reserves are evaluated at least annually by the Company’s independent reserve evaluators and updates to those reserves, if any, are estimated internally. Future development costs are estimated using assumptions as to the number of wells required to produce the commercial reserves, the cost of such wells and associated production facilities and other capital costs.

FINANCIAL REPORTING UPDATE

Changes in Accounting Policies

The Company has adopted the following new and revised standards, along with all consequential amendments, effective January 1, 2014. These changes are made in accordance with the applicable transitional provisions.

IAS 36, Impairment of Assets was amended in May 2013. This standard reduces the circumstances in which the recoverable amount of CGUs is required to be disclosed and clarifies the disclosures required when an impairment loss has been recognized or reversed in the period. The adoption of the standard only resulted in certain disclosures being updated on the Company’s consolidated financial statements.

In May 2013, the IASB issued IFRIC 21 "Levies," which was developed by the IFRS Interpretations Committee ("IFRIC"). IFRIC 21 clarifies that an entity recognizes a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. The interpretation also clarifies that no liability should be recognized before the specified minimum threshold to trigger that levy is reached. IFRIC 21 is required to be adopted retrospectively for fiscal years beginning January 1, 2014, with earlier adoption permitted. IFRIC 21 was applied by the Company on January 1, 2014 and the adoption does not have any impact on the Company’s accounting for production and similar taxes, which do not meet the definition of an income tax in IAS 12 "Income Taxes." The adoption of the standard does not have any impact on the Company’s consolidated financial statements.

The amendments to IAS 32 "Financial Instruments: Presentation" clarify the meaning of ‘currently has a legally enforceable right to set-off’ and the criteria for non-simultaneous settlement mechanisms of clearing houses to qualify for offsetting. These amendments have no impact on the group.

Future Accounting Policies Changes

Certain pronouncements were issued by “IASB” or “IFRIC” that are mandatory for accounting periods beginning after January 1, 2015 or later periods.

TSX:DEJ;NYSEMKT:DEJ	6	www.dejour.com

The following new standards, amendments and interpretations, have not been early adopted in these consolidated annual financial statements. The Company is currently assessing the impact, if any, of this new guidance on the Company’s future results and financial position:

IAS 1, “Presentation of Financial Statements”: In December 2014, the IASB issued amendments to IAS 1, clarifying guidance on the concepts of materiality and aggregation of items in the financial statements, the use and presentation of subtotals in the statement of operations and comprehensive income or loss, and providing additional flexibility in the structure and disclosures of the financial statements to enhance understandability. The amendments to IAS 1 may be applied immediately, and become mandatory for annual periods beginning on or after January 1, 2016.

IFRS 9, “Financial Instruments”: In July 2014, the IASB completed the final phase of its project to replace IAS 39, the current standard on the recognition and measurement of financial instruments. IFRS 9 is now the new standard which sets out the recognition and measurement requirements for financial instruments and some contracts to buy or sell non-financial items. IFRS 9 proposes a single model of classifying and measuring financial assets and liabilities and provides for only two classification categories: amortized cost and fair value. Hedge accounting requirements have also been updated in the new standard and are now more aligned with the risk management activities of an entity. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. Early adoption is permitted; however, if an entity elects to apply this standard early, it must disclose that fact and apply all of the requirements in this standard at the same time.

IFRS 11, “Joint Arrangements”: In May 2014, the IASB issued amendments to IFRS 11 to address the accounting for acquisitions of interests in joint operations. The amendments address how a joint operator should account for the acquisition of an interest in a joint operation in which the activity of the joint operation constitutes a business. IFRS 11, as amended, now requires that such transactions be accounted for using the principles related to business combinations accounting as outlined in IFRS 3, Business Combinations. The amendments are to be applied prospectively and are effective for annual periods beginning on or after January 1, 2016, with earlier application permitted.

IFRS 15, “Revenue from Contract with Customers”. The IASB issued the standard to replace IAS 18 which establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. The standard is effective for the Company for annual periods beginning on January 1, 2017, with required retrospective application and early adoption permitted.

IAS 16, “Property, Plant and Equipment” and IAS 38, “Intangible Assets”: In May 2014, the IASB issued amendments to IAS 16 and IAS 38 to clarify acceptable methods of depreciation and amortization. The amended IAS 16 eliminates the use of a revenue-based depreciation method for items of property, plant and equipment. Similarly, amendments to IAS 38 eliminate the use of a revenue-based amortization model for intangible assets except in certain specific circumstances. The amendments are to be applied prospectively and are effective for annual periods beginning on or after January 1, 2016, with earlier application permitted.

TSX:DEJ;NYSEMKT:DEJ	7	www.dejour.com

DISCLOSURE CONTROLS OVER FINANCIAL REPORTING

The Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have designed, or caused to be designed under their supervision, disclosure controls and procedures as defined in National Instrument 52-109 of the Canadian Securities Administrators, to provide reasonable assurance that: (i) material information relating to the Company is made known to the CEO and the CFO by others, particularly during the period in which the interim filings are being prepared; and (ii) information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

The CEO and the CFO have evaluated the effectiveness of Dejour’s disclosure controls and procedures as at December 31, 2014 and have concluded that such disclosures and procedures are effective.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The CEO and CFO have designed, or caused to be designed under their supervision, internal controls over financial reporting as defined in National Instrument 52-109 of the Canadian Securities Administrators, in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

The Company is required to disclose any change in the Company’s internal controls over financial reporting that occurred from October 1, 2014 to December 31, 2014 that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting. No material changes were identified during the period.

The CEO and CFO have evaluated the effectiveness of Dejour’s internal controls over financial reporting as at December 31, 2014 and have concluded that such internal controls over financial reporting are effective.

Due to its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. In addition, projections or any evaluation relating to the effectiveness of future periods are subject to the risk that controls may become inadequate as a result of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

TSX:DEJ;NYSEMKT:DEJ	8	www.dejour.com

WHISTLEBLOWER POLICY

Effective December 28, 2007, the Company’s Audit Committee adopted resolutions that authorized the establishment of procedures for complaints received regarding accounting, internal controls or auditing matters, and for a confidential, anonymous submission procedure for employees and consultants who have concerns regarding questionable accounting or auditing matters. The implementation of the whistleblower policy is in accordance with the new requirements pursuant to Multilateral Instrument 52-110 Audit Committees, national Policy 58-201 Corporate Governance Guidelines and National Instrument 58-101 Disclosure of Corporate Governance Practices.

GROWTH STRATEGY

The Company implements a full cycle exploration and development program and, at the same time, opportunistically seeks to acquire assets with exploitation potential. To complement this strategy, the Company has retained a team of experienced and qualified personnel to act quickly on new opportunities.

RESULTS OF OPERATIONS

FINANCIAL AND OPERATING HIGHLIGHTS

During the year ended December 31, 2014, the Company:

1.	Completed an equity financing of 7,000,000 units at $0.11 per common share in January 2014. Gross proceeds raised were $770,000;

2.

Completed the acquisition of certain natural gas producing assets and related processing facilities adjacent to the Company’s existing Woodrush oilfield at Ft. St. John, British Columbia, resulting in the acquisition of an additional 9,600 net acres (44% developed);

3.

Closed the sale of 65% of the Company’s working interest in the initial four wells drilled in 2013 at its Kokopelli project in Colorado, together with certain related production facilities, for $4,136,000 (US$3,876,000) cash and a 25% carried working interest in a US$16.0 million eight-well drilling and completion program commenced in 2014 and planned for completion in Q2 2015 to be funded 100% by the Purchaser of the assets;

4.	Retired the related loan facility of $3.5 million due to a Canadian institutional lender;

5.

Closed the acquisition of an additional 24% working interest in the Drake/Woodrush oilfield in Northeastern B.C. to increase its working interest to 99%. As consideration for the purchase, the Company issued 9,600,000 common shares at a price of $0.202 per share for total share consideration of $1,939,000;

TSX:DEJ;NYSEMKT:DEJ	9	www.dejour.com

6.

Completed an equity financing of 6,000,000 units at US$0.25 per unit in August 2014. Each unit consists of one common share and one common share purchase warrant. Each whole warrant entitles the holder to acquire one additional common share of the Company at US$0.35 per common share until December 31, 2015. Gross proceeds raised were $1,640,000 (US$1,500,000); and

7.

Successfully drilled two new wells at the Company’s Woodrush property, north of Fort St. John, British Columbia. The initial well is a new natural gas discovery in the Gething geological formation while the second well is a development well drilled into the extreme south end of the Company’s Woodrush oil pool.

REVENUE

Fourth Quarter 2014 vs. Fourth Quarter 2013	Three Months Ended December 31
(CA$ thousands, except as otherwise noted)	2014	2013	% change
Production Volumes:
Oil and natural gas liquids (bbls/d)	162	167	-3%
Natural gas (mcf/d)	891	2,714	-67%
Total (BOE/d)	310	620	-50%

Average realized prices:
Oil and natural gas liquids ($/bbl)	72.29	80.17	-10%
Natural gas ($/mcf)	3.87	4.55	-15%
Total ($/BOE)	48.78	41.58	17%

Revenue, before royalties:
Oil and natural gas liquids	1,079	1,229	-12%
Natural gas	331	1,125	-71%
Total	1,410	2,354	-40%

For the three months ended December 31, 2014 (“Q4 2014”), total revenue, before royalties, decreased by $944,000 or, 40%, due to a decline in production resulting from the sale of 65% of the Company’s working interest in its core U.S. natural gas property on June 30, 2014. This was partially offset by higher combined average realized prices.

The decrease in natural gas production for Q4 2014 is also related to the disposition of 65% of the Company’s working interest in its core natural gas property in the eastern portion of Piceance Basin of Colorado on June 30, 2014.

TSX:DEJ;NYSEMKT:DEJ	10	www.dejour.com

Year-to-date 2014 vs. Year-to-date 2013	Year ended December 31
(CA$ thousands, except as otherwise noted)	2014	2013	% change
Production Volumes:
Oil and natural gas liquids (bbls/d)	182	215	-15%
Natural gas (mcf/d)	1,602	1,733	-8%
Total (BOE/d)	449	504	-11%

Average realized prices:
Oil and natural gas liquids ($/bbl)	87.99	86.21	2%
Natural gas ($/mcf)	5.45	4.06	34%
Total ($/BOE)	55.14	50.79	9%

Revenue, before royalties:
Oil and natural gas liquids	5,854	6,768	-14%
Natural gas	3,195	2,549	25%
Total	9,049	9,317	-3%

For the year ended December 31, 2014, total revenue, before royalties, decreased by $268,000 or, 3%, due to a decline in production. This was offset by higher combined average realized prices.

The decrease in oil production for the year ended December 31, 2014 compared to the same period of 2013 was attributable to the temporary production curtailment of the main oil producing wells at Woodrush due to the Company’s annual “turnaround” of its production facilities, combined with normal declines.

The decrease in natural gas production for the year ended December 31, 2014 is due to the disposition of 65% of the Company’s working interest in its core natural gas property in the eastern portion of Piceance Basin of Colorado on June 30, 2014. This was offset by the acquisition of certain natural gas producing assets adjacent to the Company’s existing Woodrush properties in northeastern British Columbia.

OIL OPERATIONS

	Three months ended December 31			Year ended December 31
($/bbl)	2014	2013	% change	2014	2013	% change
	$	$		$	$
Oil and NGL's revenue, realized price	72.28	80.17	-10%	87.99	86.21	2%
Royalties	(11.34)	(16.62)	-32%	(14.77)	(16.81)	-12%
Operating and transportation expenses	(32.01)	(26.24)	22%	(27.65)	(26.75)	3%
Operating netback	28.93	37.31	-22%	45.57	42.65	7%

The average price received for oil sales decreased by 10% for Q4 2014, relative to the corresponding quarter of the prior year. The decrease in Dejour’s average realized oil price reflected lower benchmark prices in Canada.

TSX:DEJ;NYSEMKT:DEJ	11	www.dejour.com

Average oil royalties paid for the three and twelve months ended December 31, 2014 were consistent with those paid in the three and twelve months ended December 31, 2013.

Operating and transportation expenses increased by 22% for Q4 2014, relative to the corresponding quarter of the prior year. The increase was mainly due to the repair of the Company’s compressor facility at Woodrush in Q4 2014.

NATURAL GAS OPERATIONS

	Three months ended December 31			Year ended December 31
($/mcf)	2014	2013	% change	2014	2013	% change
	$	$		$	$
Gas revenue, realized price	3.87	4.55	-15%	5.45	4.06	34%
Royalties	(0.29)	(0.96)	-70%	(0.86)	(0.77)	12%
Operating and transportation expenses	(4.37)	(2.11)	107%	(3.86)	(2.06)	87%
Operating netback	(0.79)	1.48	-153%	0.73	1.23	-41%
Barrel of oil equivalent netback ($/BOE)	(4.76)	8.91	-153%	4.39	7.40	-41%

The average price received for gas sales increased by 34% for the year ended December 31, 2014, relative to the prior year. The increase in Dejour’s average realized gas price reflected higher benchmark prices in both Canada and the United States.

Average gas royalties for the current quarter were significantly lower compared to the corresponding quarter of the prior year. This was due to lower average gas prices received in the current quarter. Average gas royalties increased by 12% for the year ended December 31, 2014, relative to the prior year. The average gas price received in 2014 was comparatively higher than the prices received in 2013. This resulted in higher royalty rates for marginal gas production in 2014.

Average operating and transportation expenses paid for the three and twelve months ended December 31, 2014 were higher compared to the corresponding periods of the prior year. The increase in per unit operating and transportation expenses resulted from the costs associated with the workover of one of the gas producing wells at Drake/Woodrush, the “start-up” costs related to the acquisition of certain natural gas producing assets and related production facilities adjacent to the Drake/Woodrush oilfield, and higher contractual pipeline transportation costs in 2014 in Canada. Further, in Q4 2014, the Company incurred a repair to one of the Company’s two compressor facilities which resulted in a $1.55 per mcf non-recurring charge to per unit natural gas “operating and transportation” expenses.

TSX:DEJ;NYSEMKT:DEJ	12	www.dejour.com

FINANCING EXPENSES

	Three months ended December 31			Year ended December 31
(CA$ thousands, except per BOE)	2014	2013	% change	2014	2013	% change
	$	$		$	$
Interest on bank credit facility	31	29	7%	138	176	-22%
Interest on financial contract liability	108	58	86%	428	486	-12%
Accretion of loan facility	-	247	-100%	521	493	6%
Finance fees	-	11	-100%	20	(6)	433%
Accretion of decommissioning liabilities	16	7	129%	61	33	85%
	155	352	-56%	1,168	1,182	-1%

Average bank debt outstanding	2,027	2,938	-31%	2,496	4,052	-38%
Average interest rate on bank debt	6.1%	3.9%	55%	5.5%	4.3%	27%

Interest expense per BOE (1)	1.09	0.51	114%	0.84	0.96	-12%

(1) Interest expense used in the calculation of ``Interest expense per BOE`` includes interest on bank debt.

Interest expense related to the Company’s bank debt for the year ended December 31, 2014 was lower compared to the prior year. The decrease was due to lower average bank debt outstanding.

GENERAL AND ADMINISTRATIVE (“G&A”) EXPENSES

	Three months ended December 31			Year ended December 31
(CA$ thousands, except per BOE)	2014	2013	% change	2014	2013	% change
	$	$		$	$
Salary and benefits	318	587	-46%	1,034	1,927	-46%
Other G&A expenses	894	624	43%	2,954	2,354	25%
Gross G&A expenses	1,212	1,211	0%	3,988	4,281	-7%
Capitalized G&A expenses	(67)	(194)	-65%	(393)	(654)	-40%
Overhead recoveries	(27)	(163)	-83%	(102)	(243)	-58%
Total net G&A expenses	1,118	854	31%	3,493	3,384	3%
$ per BOE	39.19	14.98	162%	21.31	18.39	16%

Salary and benefits decreased by 46% for both the three and twelve months ended December 31, 2014, relative to the corresponding periods of the prior year. The decrease was due to a reduction in the number of salaried employees at the Company’s office in Denver, Colorado as part of an overall plan to achieve profitability in the U.S., partially offset by executive bonuses accrued at December 31, 2014 pursuant to the non-discretionary portion of the “Company Bonus Plan”. Other G&A expenses increased by 43% and 25% for the three and twelve months ended December 31, 2014, relative to the corresponding periods of the prior year. The increase was due to the severance payments associated with the termination of a number of the Company’s service providers in the 2nd half of 2014.

TSX:DEJ;NYSEMKT:DEJ	13	www.dejour.com

STOCK BASED COMPENSATION

	Three months ended December 31			Year ended December 31
(CA$ thousands, except per BOE)	2014	2013	% change	2014	2013	% change
	$	$		$	$
Stock based compensation expense	345	19	1716%	1,270	348	265%
$ per BOE	12.09	0.33	3529%	7.75	1.89	310%

The variance in share based compensation (“SBC”) expenses is mainly driven by the timing and valuation of new stock option grants. Due to the issuance of a significant number of stock options in the year ended December 31, 2014, SBC expenses increased in the three and twelve months ended December 31, 2014. Additionally, higher share prices in 2014 contributed to the increase in SBC expenses.

AMORTIZATION, DEPLETION AND IMPAIRMENT LOSSES

	Three months ended December 31			Year ended December 31
(CA$ thousands, except per BOE)	2014	2013	% change	2014	2013	% change
	$	$		$	$
Amortization and depletion	691	504	37%	2,867	2,554	12%
Impairment losses	3,560	(3,694)	196%	3,648	1,076	239%
Total amortization, depletion and impairment losses	4,251	(3,190)	233%	6,515	3,630	79%
$ per BOE	149.01	(55.96)	366%	39.75	19.73	101%

The increase in amortization and depletion for the three and twelve months ended December 31, 2014 was primarily due to higher depletion for producing oil and gas wells at Drake/Woodrush as a result of higher production after acquisition of additional 24% working interest in the Drake/Woodrush oilfield. This was offset by lower depletion recorded for the 4 wells at Kokopelli due to lower production after disposition of 65% of the Company’s working interest on June 30, 2014.

In the three months ended December 31, 2014, the Company recorded an impairment loss of $3.6 million because the carrying value of the Woodrush oilfield as at December 31, 2014 exceeded its recoverable amount, as defined in IAS 36, Impairment of Assets, issued by the International Accounting Standards Board.

In the three months ended December 31, 2013, the Company recorded a reversal of impairment loss of $3.9 million because the carrying value of the Woodrush oilfield was increased as at December 31, 2013, compared to the carrying value at September 30, 2013. The reversal of impairment loss reflects an increase in estimate of recoverable oil reserves at December 31, 2013 per the independent petroleum engineering consultant’s evaluation report.

TSX:DEJ;NYSEMKT:DEJ	14	www.dejour.com

LOSS FOR THE PERIOD

	Three months ended December 31			Year ended December 31
(CA$ thousands, except per share amounts and BOE)	2014	2013	% change	2014	2013	% change
	$	$		$	$
Income (loss)	(3,331)	4,350	-177%	(7,203)	(2,577)	180%
$ per common share, basic	(0.02)	0.03	-163%	(0.04)	(0.02)	135%
$ per common share, fully diluted	(0.02)	0.02	-182%	(0.04)	(0.02)	135%
$ per BOE	(116.76)	76.30	-253%	(43.94)	(14.01)	214%

The decrease in the income for the current quarter was mainly due to lower net revenues, higher general and administrative expenses, stock-based compensation expenses, and amortization, depletion and impairment losses. This was offset by lower financing expenses. In the three months ended December 31, 2013, the Company recorded a reversal of impairment loss of $3.9 million because the carrying value of the Woodrush oilfield was increased as at December 31, 2013, compared to the carrying value at September 30, 2013. This also contributed to the reduction in income for Q4 2014.

The increase in the loss for the year ended December 31, 2014 was attributable to higher operating and transportation expenses, stock-based compensation expenses, and amortization, depletion and impairment losses.

CASH FLOWS FROM OPERATIONS

	Three months ended December 31			Year ended December 31
(CA$ thousands, except per share amounts and BOE)	2014	2013	% change	2014	2013	% change
	$	$		$	$
Cash flow from operations	(705)	1	-70600%	(100)	522	-119%
$ per common share, basic	(0.00)	0.00	0%	(0.00)	0.00	0%
$ per common share, fully diluted	(0.00)	0.00	0%	(0.00)	0.00	0%
$ per BOE	(24.71)	0.02	-140985%	(0.61)	2.84	-122%

Cash flows from operations for the three and twelve months ended December 31, 2014 decreased substantially, compared to the three and twelve months ended December 31, 2013 as a result of lower operating oil and gas netbacks, higher operating and transportation expenses, and higher general and administrative expenses attributable to severance payments made to former officers and employees and bonuses payable to the two executive officers of the Company.

Cash flows from operations is impacted by production, prices received, royalties paid, operating and transportation expenses and general and administrative expenses.

CAPITAL EXPENDITURES

Dejour is committed to future growth through its strategy to implement a full-cycle exploration and development program, augmented by strategic acquisitions with exploitation upside.

TSX:DEJ;NYSEMKT:DEJ	15	www.dejour.com

During the year ended December 31, 2014, the Company acquired certain natural gas producing assets and related processing facilities adjacent to its existing Woodrush oilfield at Ft. St. John, British Columbia, resulting in the acquisition of an additional 9,600 net acres (44% developed). Additionally, the Company acquired an additional 24% working interest in its existing Woodrush oilfield to increase the working interest to 99%.

Additions to property and equipment and exploration and evaluation assets:

	Year ended December 31, 2014		Year ended December 31, 2013
(CA$ thousands)	$	% of total	$	% of total	% change

Land acquisition and retention	102	2.7%	118	5.8%	-14%
Drilling and completion	554	14.4%	1,014	49.7%	-45%
Facility and pipelines	2,755	71.9%	257	12.6%	972%
Capitalized general and administrative	410	10.7%	645	31.6%	-36%
Other assets	13	0.3%	7	0.3%	86%
Total (1)	3,834	100.0%	2,041	100.0%	88%

(1) excludes non-cash capital expenditures of $3,440,000 related to the acquisition of certain oil and natural gas producing assets in Drake/Woodrush

CAPITAL RESOURCES AND LIQUIDITY

Dejour manages its capital structure to support current and future business plans and periodically adjusts the structure in response to changes in economic conditions and the risk characteristics of its underlying assets and operations. Dejour may adjust its capital structure by issuing shares, altering debt levels, modifying capital programs, acquiring or disposing of assets or participating in joint ventures.

	December 31, 2014	December 31, 2013
(CA$ thousands)	$	$	% change
Adjusted working capital deficit(1)	1,554	1,238	26%
Bank credit facility	1,955	2,900	-33%
Loan facility	0	2,911	-100%
Financial contract liability	2,739	6,121	-55%
Net debt (2)	6,248	13,170
Share capital	97,132	90,274	8%
Contributed surplus and accumulated other comprehensive income	11,295	9,664	17%
Deficit	(98,042)	(90,839)	8%
Total Capital	16,633	22,269

(1)	Accounts payable and accrued liabilities less cash and cash equivalents, accounts receivable, and prepaids

(2)	Excludes warrant liability, derivative liability, and decommissioning liability

TSX:DEJ;NYSEMKT:DEJ	16	www.dejour.com

Working Capital

As at December 31, 2014 (CA$ thousands)	$
Working capital deficit	(4,480)
Non-cash warrant liability	755
Non-cash derivative liability	216
Adjusted working capital deficit	(3,509)
Add: Bank credit facility	1,955
Adjusted working capital deficit (excluding bank line of credit)	(1,554)

The adjusted working capital deficit at December 31, 2014 includes $1,215,000 of cash and cash equivalents, $605,000 of accounts receivable, $141,000 of prepaids and deposits, and $3,515,000 of accounts payable and accrued liabilities. The 26% increase in working capital deficit from December 31, 2013 to December 31, 2014 is primarily due to the costs associated with the drilling of the 2 new wells at the Company’s Woodrush property. This was offset by the net cash proceeds of $532,000 received on June 30, 2014 from the partial sale of DUSA’s working interest in the Kokopelli Project in Colorado and the net cash proceeds received from shares issued pursuant to equity financings ($1,920,000) and upon the exercise of certain warrants and employees incentive stock options ($2,232,000) in the year ended December 31, 2014.

Dejour expects to fund operations and capital expenditures with cash flows from operations, drawings on its bank credit facilities, existing cash and cash equivalents and by accessing the capital markets, as required.

Going Concern and Bank Credit Facility

The financial statements were prepared on a going concern basis. The going concern basis assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

On June 5, 2014 and amended on June 27, 2014, DEAL renewed its Credit Facility with its Bank for a maximum amount of $2.9 million. Effective July 1, 2014, the Credit Facility reduces by $100,000 per month. Interest on the loan is Prime + 3% payable monthly and the amount outstanding is payable on demand any time. Collateral for the Credit Facility is provided by a $10.0 million first floating charge over all the assets of DEAL, a general assignment of DEAL’s book debts and a $10.0 million debenture with a first floating charge over all the assets of the Company. Additionally, an amount of US$385,000 was deposited in the Company’s US$ account with the Bank at June 30, 2014 upon the Bank’s request to be applied to DEAL’s general operations.

On July 29, 2014, the Company renewed the Credit Facility with its Bank for a maximum of $2.8 million, reducing $100,000 per month through November 1, 2014, the next review date. As part of the renewal, the Company can utilize the US$385,000 on deposit with its Bank at June 30, 2014 on the operations and capital programs of DEAL at the Company’s discretion. Further, on November 24, 2014, the Company renewed the Credit Facility with its Bank for a maximum of $2.2 million. The Bank is currently conducting its annual review of the Company's Canadian oil and gas reserves for loan purposes.

TSX:DEJ;NYSEMKT:DEJ	17	www.dejour.com

Under the terms of the Credit Facility, DEAL is required to maintain a working capital ratio of greater than 1:1 at all times. The working capital ratio is defined as the ratio of (i) current assets (including any undrawn and authorized availability under the Credit Facility) less unrealized hedging gains to (ii) current liabilities (excluding the current portion of outstanding balances of the facility) less unrealized hedging losses. As at December 31, 2014, DEAL was in default of its working capital ratio covenant with a 0.56 to 1 ratio.

The Company’s ability to continue as a going concern is dependent upon attaining profitable operations and obtaining sufficient financing to meet obligations and continue exploration and development activities. There is no assurance that these activities will be successful. These material uncertainties cast substantial doubt upon the Company’s ability to continue as a going concern. These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used that would be necessary if the going concern assumptions were not appropriate.

Financial Contract Liability

On December 31, 2012, Dejour USA entered into a financial contract with a U.S. oil and gas drilling fund (“Drilling Fund”) to fund the drilling of up to three wells and the completion of up to four wells in the State of Colorado. The Drilling Fund contributed US$6.5 million cash to earn working interests in production from the wellbores ranging from 55.56% to 77.78% before payout and 44.44% to 58.33% after payout. This amount was subsequently increased by US$500,000 to US$7,000,000 with the Company’s consent.

The December 31, 2012 financial contract states the Drilling Fund has the right to require Dejour USA to purchase its working interests in the wellbores for cash in September 2016, 36-months after the final well in the 4-well program is placed on production. The repurchase price is based on a predetermined formula which ensures the Drilling Fund earns a minimum return, compounded annually and applied on a monthly basis, on 75% of its original US$7,000,000 investment over the 36-month period. Accordingly, the Company considered the transaction to be a financial contract as the risks and rewards of ownership were not substantially transferred to the Drilling Fund and, on December 31, 2012, the Company recorded the transaction in its accounts by increasing property and equipment and financial contract liability by US$6,500,000 on its balance sheet. This amount was subsequently increased to US$7,000,000.

On June 30, 2014, the financial contract was amended and the Drilling Fund agreed to retain its working interest in the wells as at September 30, 2016, should it exercise its right to require Dejour USA to pay the minimum return calculated in accordance with the provisions of the contract. In determining the minimum return to be paid, the Drilling Fund agreed to deduct the residual reserve value of its working interest in the 4 wellbores at September 30, 2016. The parties also agreed to have a third party engineering firm calculate the residual value of the reserves in accordance with industry-accepted valuation standards.

TSX:DEJ;NYSEMKT:DEJ	18	www.dejour.com

Finally, the parties agreed to limit the cash consideration to be paid by Dejour USA, should it be required to pay the minimum return provided for in the December 31, 2012 contract to US$3,000,000. Additional consideration, if any, may be paid by Dejour USA by an assignment of a working interest in certain proven assets at a jointly owned oil and gas property in Colorado applying an industry-standard valuation approach.

The June 30, 2014 amendment transferred the risks of ownership of the 4 wellbores back to the Drilling Fund and the financial contract liability was adjusted to reflect the present value of the amount owing to the Drilling Fund under the financial contract at September 30, 2016 ($5,519,000), net of the present value of the residual reserves ($2,780,000), or $2,739,000, as follows:

$
Loan advance at December 31, 2012 (US$6,500)	6,467
Loan advance during the year (US$417)	443
Accretion expense (US$471)	486
Foreign exchange loss	461
7,857
Less:
(a) Net operating income (US$441 paid in 2013)	(468)
(b) Gain on financial contract liability (US$1,192)	(1,268)
Balance at December 31, 2013 (US$5,755)	6,121
Loan advance during the year (US$181)	210
Accretion expense (US$388)	450
Foreign exchange loss	351
7,132
Less:
(a) Net operating income (US$846)	(982)
(b) Adjustment to financial contract liability (US$3,117)	(3,411)
Balance at December 31, 2014 (US$2,361)	2,739

Share Capital

In August 2014, the Company completed a private placement of 6,000,000 units at US$0.25 per unit. Each unit consists of one common share and one common share purchase warrant. Each whole warrant entitles the holder to acquire one additional common share of the Company at US$0.35 per common share until December 31, 2015. Gross proceeds raised were $1,640,000 (US$1,500,000). In connection with this private placement, the Company paid other related costs of $62,000.

In July 2014, the Company closed the acquisition of an additional 24% working interest in the Drake/Woodrush oilfield in Northeastern B.C. to increase its working interest to 99%. As consideration for the purchase, the Company issued 9,600,000 common shares at a price of $0.202 per share for $1,939,000. In connection with this acquisition, the Company paid other related costs of $50,000. A company controlled by the CEO of the Company (“HEC”) sold its 5% working interest in the Drake/Woodrush property for 480,000 common shares.

TSX:DEJ;NYSEMKT:DEJ	19	www.dejour.com

In January 2014, the Company completed a private placement of 7,000,000 common shares at $0.11 per share. Gross proceeds raised were $770,000. In connection with this private placement, the Company paid finders’ fees of $27,000 and other related costs of $58,000. Directors and Officers of the Company purchased 900,000 common shares of this offering.

During the year ended December 31, 2014, 10,185,765 stock options were exercised with an average exercise price of $0.20 each. Directors and Officers of the Company exercised 6,858,008 stock options with an average exercise price of $0.20 each.

CAPITAL RESOURCES

In 2015, the Company will continue its $2.5 million capital expenditure program, the completion of 2 infill wells that were drilled in December 2014, in Northeastern, British Columbia. In the U.S., the Company’s share of expenditures for the ongoing Kokopelli development program is estimated to be US$8 million. The Company expects to fund this program through the use of a combination of cash provided by operating activities and new equity or debt offerings, as required.

CONTRACTUAL OBLIGATIONS

As of December 31, 2014, the Company has obligations to make future payments, representing contracts and other commitments that are known and committed.

(CA$ thousands)	2015	2016	2017	2018	2019	Thereafter	Total
	$	$	$	$	$	$	$
Operating lease obligations	130	49	-	-	-	Nil	179
Bank credit facility	1,955	-	-	-	-	Nil	1,955
Financial contract liability(1)	-	2,739	-	-	-	Nil	2,739
Total	2,085	2,788	-	-	-	Nil	4,873

(1)	This represents the Company’s obligations over the 36-month put option period until it expires. See Note 12 to the consolidated financial statements for details.

RELATED PARTY TRANSACTIONS

During the years ended December 31, 2014 and 2013, the Company entered into the following transactions with related parties:

(a)

Compensation awarded to key management included a total of salaries and consulting fees of $892,000 (2013 - $1,173,000) and non-cash stock-based compensation of $823,000 (2013 - $302,000). Key management includes the Company’s officers and directors. The salaries and consulting fees are included in general and administrative expenses. Included in accounts payable and accrued liabilities at December 31, 2014 is $200,000 (December 31, 2013 - $Nil) owing to the two officers of the Company. The repayment is subject to the availability of cash after all other key obligations of the Company are met.

TSX:DEJ;NYSEMKT:DEJ	20	www.dejour.com

(b)	Included in interest and other income is $15,000 (2012 - $21,200) received from the companies controlled by officers of the Company for rental income.

(c)

In December 2009, a company controlled by the CEO of the Company (“HEC”) became a 5% working interest partner in the Woodrush property. Effective July 3, 2014, HEC ceased to be the working interest partner in the Woodrush property and sold its 5% working interest to the Company for 2,000,000 common shares.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no material undisclosed off-balance sheet arrangements that have or are reasonably likely to have, a current or future effect on our results of operations or financial condition at December 31, 2014.

SELECTED ANNUAL INFORMATION

The following table summarizes key financial and operating information over the three most recently completed financial year:

(in thousands of dollars, except per unit amounts)	2014	2013	2012
Gross oil and gas revenues	9,049	9,317	6,882
Income (loss)
Per share - basic ($/common share)	(0.04)	(0.02)	(0.08)
Per share - diluted ($/common share)	(0.04)	(0.02)	(0.08)
Total assets	23,274	25,499	27,573
Production (BOE/d)	449	504	372
Average realized price ($/BOE)	55.14	50.79	50.59
Operating netback ($/BOE)	21.11	22.75	15.10
Netback as a percentage of sales	38%	45%	29%

SUMMARY OF QUARTERLY RESULTS

The following table summarizes key financial and operating information by quarter for the past eight quarters ending December 31, 2014:

TSX:DEJ;NYSEMKT:DEJ	21	www.dejour.com

(CA$ thousands, except per unit amounts)	2014 Q4	2014 Q3	2014 Q2	2014 Q1	2013 Q4	2013 Q3	2013 Q2	2013 Q1
Gross oil and gas revenues	1,410	2,257	2,597	2,785	2,354	2,399	2,526	2,038
Net income (loss)	(3,331)	(1,620)	730	(2,982)	4,350	(4,642)	(1,075)	(1,210)
Per share - basic ($/common share)	(0.02)	(0.01)	0.00	(0.02)	0.03	(0.03)	(0.01)	(0.01)
Per share - fully diluted ($/common share)	(0.02)	(0.01)	0.00	(0.02)	0.02	(0.03)	(0.01)	(0.01)
Total assets	23,274	25,349	22,661	28,485	25,499	22,509	27,377	26,525
Average production (BOE/d)	310	382	561	546	620	591	422	379
Average realized price ($/BOE)	48.78	64.30	50.91	56.65	41.58	44.27	65.76	59.69
Operating netback ($/BOE)	12.79	29.71	14.75	26.39	17.55	21.47	32.99	21.95
Netback as a percentage of sales	26%	46%	29%	47%	42%	49%	50%	37%

The fluctuations in Dejour’s revenue and income (loss) from quarter to quarter are primarily caused by variations in production volumes, realized oil and natural gas prices and the related impact on royalties and operating and transportation expenses. Please refer to the Results of Operations section of this MD&A for detailed discussion of changes from the 4th quarter of 2014 to the 4th quarter of 2013, and to the Company’s previously issued interim and annual MD&A for changes in prior quarters.

BUSINESS RISKS

Dejour’s exploration and production activities are concentrated in the Northeastern B.C. portion of the competitive Western Canadian Sedimentary Basin and the Piceance Basin of Central United States, where activity is highly competitive and includes a variety of different sized companies ranging from smaller junior producers and intermediate and senior producers to the much larger integrated petroleum companies. Dejour is subject to a number of risks which are also common to other organizations involved in the oil and gas industry. Such risks include finding and developing oil and gas reserves at economic costs, estimating amounts of recoverable reserves, production of oil and gas in commercial quantities, marketability of oil and gas produced, fluctuations in commodity prices, financial and liquidity risks and environmental and safety risks.

In order to reduce exploration risk, Dejour employs highly qualified and motivated professional employees who have demonstrated the ability to generate quality proprietary geological and geophysical prospects. To maximize drilling success, Dejour explores in areas that afford multi-zone prospect potential, targeting a range of shallower low to moderate risk prospects with some exposure to select deeper high-risk prospects with high-reward opportunities.

Dejour has retained an independent engineering consulting firm that assists the Company in evaluating recoverable amounts of oil and gas reserves. Values of recoverable reserves are based on a number of variable factors and assumptions such as commodity prices, projected production, future production costs and government regulation. Such estimates may vary from actual results.

The Company mitigates its risk related to producing hydrocarbons through the utilization of the most advanced technology and information systems. In addition, Dejour strives to operate the majority of its prospects, thereby maintaining operational control. The Company does rely on its partners in jointly owned properties that Dejour does not operate.

Dejour is exposed to market risk to the extent that the demand for oil and gas produced by the Company exists within Canada and the United States. External factors beyond the Company’s control may affect the marketability of oil and gas produced. These factors include commodity prices and variations in the Canada-United States currency exchange rate, which in turn respond to economic and political circumstances throughout the world. Oil prices are affected by worldwide supply and demand fundamentals while natural gas prices are affected by North American supply and demand fundamentals. Dejour may periodically use futures and options contracts to hedge its exposure against the potential adverse impact of commodity price volatility.

TSX:DEJ;NYSEMKT:DEJ	22	www.dejour.com

Exploration and production for oil and gas is very capital intensive. As a result, the Company relies on equity markets as a source of new capital. In addition, Dejour utilizes bank financing to support on-going capital investment. Funds from operations also provide Dejour with capital required to grow its business. Equity and debt capital is subject to market conditions and availability may increase or decrease from time to time. Funds from operations also fluctuate with changing commodity prices.

SAFETY AND ENVIRONMENT

Oil and gas exploration and production can involve environmental risks such as pollution of the environment and destruction of natural habitat, as well as safety risks such as personal injury. The Company conducts its operations with high standards in order to protect the environment and the general public. Dejour maintains current insurance coverage for comprehensive and general liability as well as limited pollution liability. The amount and terms of this insurance are reviewed on an ongoing basis and adjusted as necessary to reflect current corporate requirements, as well as industry standards and government regulations.

TSX:DEJ;NYSEMKT:DEJ	23	www.dejour.com